UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-37909

AZURE POWER GLOBAL LIMITED

5th Floor, Southern Park, D-II,

Saket Place, Saket, New Delhi 110017, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K:

Exhibit Number	Description
99.1	Tender Offer Launch Announcement in relation to the 2024 Notes dated February 16, 2024.
99.2	Tender Offer Memorandum in relation to the 2024 Notes dated February 16, 2024.
99.3	Tender Offer Launch Announcement in relation to the 2026 Notes dated February 16, 2024.
99.4	Tender Offer Memorandum in relation to the 2026 Notes dated February 16, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2024

AZURE POWER GLOBAL LIMITED

By:	/s/ Sugata Sircar
Name:	Sugata Sircar
Title:	Group Chief Financial Officer

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